EXHIBIT 99

                           Letter to the Shareholders

The U.S. economy began to show some signs of recovery in 2003, and toward the end of the year our businesses began to reflect the improvement. This was a welcome relief after the difficult economic conditions we operated in during the prior two years. The question still remains as to whether this apparent rebound in the economy will last, or whether, as happened in those previous two years, it will fizzle out. Nevertheless, our current backlogs of business are somewhat stronger than they were a year ago, and we are optimistic about 2004.

Sales in 2003 increased 9% to $88.3 million from $81.3 million in 2002. Industrial Hardware sales increased by 21% while sales in the Security Products segment were up by 8%. Our Metal Products segment experienced a decrease of 13% in sales. Net income for the year grew by 2% to $3.4 million from $3.3 million in 2002.

The sales increase in the Industrial Hardware segment totaled $6.2 million. While sales grew in all of the segment's business units, a significant proportion of the increase ($4.9 million) was due to the inclusion of a full year of sales from Canadian Commercial Vehicles Corporation (CCV). We acquired this subsidiary, which is located in Kelowna, British Columbia, in the latter part of 2002.

The acquisition of CCV has brought our Industrial Hardware segment into a new but related market. CCV produces the "sleeper boxes" used to provide sleeping accommodations on Class 8 trailer trucks, the vehicles that travel extensively on overnight trips. We anticipate that the production of that class of trucks will grow significantly in the next few years based on the trucking industry's current projections.

CCV manufactures sleeper boxes using a lightweight composite material which results in a beneficial weight reduction of the truck. The reduced weight allows for greater cargo volume and/or fuel economies. We are actively exploring potential opportunities in other markets where the use of such lightweight composite material might be feasible.

During 2003, the business units in the Industrial Hardware segment received ISO (International Organization for Standardization) certification, which represents the achievement of standards recognized by the international manufacturing community. This certification of our manufacturing quality has brought further business opportunities to the group. Also in 2003, we invested in a rapid prototype machine which will provide the tools needed to create more new and innovative products in a much-shortened design cycle. We have already begun to introduce some of these products into the recreational vehicle, utility truck, marine and military markets.

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In our Security Products segment, sales increased by $2.9 million. The increase was due to greater penetration of the various niche markets we serve (such as computers, vending and gaming equipment, and vehicular security), as well as the introduction of innovative new products.

One such product, which we introduced in December 2003, came about as the result of a joint effort of the Transportation Security Administration (TSA), Travel Sentry (a standard-setting group affiliated with the TSA) and our Illinois Lock/CCL division. The TSA had asked travelers to refrain from putting locks on their checked luggage, but many of them ignored the request and continued to lock their bags. To inspect selected luggage, security personnel often had to destroy the locks. As a result, claims by passengers alleging theft from their bags increased to levels that became difficult for the TSA to manage. To address the problem, the TSA encouraged the creation of the privately funded Travel Sentry organization, whose objective would be the development of an acceptable system and products to enable airline passengers to lock their luggage.

The new system that Travel Sentry has developed is based on codes that are etched into luggage locks and that are accessible only to TSA screeners. The screeners are able to utilize the code, unlock the bag without breaking the lock, and then relock the lock. Manufacturers who want their luggage locks to be Travel Sentry-certified must meet the group's specifications. In light of the new system, the TSA announced in December 2003 that the public would once again be allowed to lock their luggage.

Responding to the Travel Sentry initiative, our Illinois Lock/CCL division developed and introduced a new keyless lock called "SearchAlert"(TM). This product enables travelers to lock their luggage without being concerned that the lock will be destroyed by inspectors. "SearchAlert" has the distinctive feature of a green and red color code to indicate if the lock had been opened. We expect this product to benefit our sales in 2004 and beyond.

Our Illinois Lock/CCL division is well known for its high-security mechanical and switch locks with weather-resistant qualities (if required). In addition to the "SearchAlert" lock, our R&D efforts have led to the introduction of a modular lock for tonneau covers which can be configured for a variety of uses. We are currently moving ahead with the development of several additional security products.

At our Greenwald division, we continue to search for new applications of our "smart cards" beyond the commercial laundry market. Markets such as parking lots and tanning salons are particularly attractive. With further development, our smart card products will be an important complement to our well-known traditional coin acceptance products. This division will be celebrating its 50th anniversary in 2004.

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Sales in our Metal Products Group declined by $2.1 million in 2003. The reason was that we decided in the latter part of 2002 to reduce our low-margin contract casting business and to put a greater emphasis on our proprietary products for mine roof safety. Sales of mine roof supports were essentially unchanged from 2002. We intend to continue focusing on mine roof products for both the domestic and foreign mining industry.

During 2003, the Company made an additional investment to produce castings made from ductile iron. Superior to malleable iron castings and cheaper to produce (and therefore providing higher margins), ductile iron products are one of the more significant growth areas in the markets for cast metals.

We now must operate in a global economy, and this circumstance is going to have a very important impact on our future as a manufacturing company. For one thing, it will require an even greater presence in Asia, specifically China, than we now have. Therefore, during 2003 we established Eastern Industrial Ltd. in Shanghai, China, as a subsidiary of World Security Industries Co. Ltd. World Security, located in Hong Kong, is a subsidiary of The Eastern Company.

Eastern Industrial Ltd. will not only increase our manufacturing presence in China but will also allow us to introduce the current and future products of The Eastern Company into the Chinese market. Under Chinese governmental regulations, our preexisting Asian operations were allowed only to export product from China. Eastern Industrial Ltd. will also serve as a source of parts and assemblies to support the marketing needs of our U.S. divisions; in that capacity, the new unit will provide those divisions with competitive pricing advantages domestically.

Such advantages will be welcome. One of the difficulties we had to combat in the past few years were severe pricing pressures arising from both domestic and foreign sources. These pressures, which lowered our gross margins, sprang from the impact of the sluggish U.S. economy on our customers, who responded by seeking out low-cost imports.

In 2003, we also had to deal with significant increases in the cost of health care (up 20%) and property and liability insurance (up 22%). Further affecting our net earnings were pension charges, which jumped 160% because of the stock market decline and the resulting reduction in the value of our pension fund assets. We were not able to recover many of these costs and still remain competitive in the current economic environment.


While the numbers for 2003 are not what we would have liked to see, the progress we made last year has left the Company well positioned to take advantage of stronger economic times. We continued to diligently monitor and control our operating and financial fundamentals. As always, our highest priorities were to develop new products that will strengthen our market position; build productivity; and advance our sales and marketing programs. We met these objectives while keeping our financial condition strong.

We have a very dedicated and solid management team which is, and will continue to be, focused on growing the Company and adding to shareholder value. I am very proud of and thankful for all their efforts.


Leonard F. Leganza
President and Chief Executive Officer

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